Exhibit 99.1

NIO Inc. Announces Appointment of Independent Director

SHANGHAI, China, November 13, 2023 (GLOBE NEWSWIRE) – NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that Professor Yonggang Wen has been appointed as a new independent director to the Company’s board of directors (the “Board”), effective November 13, 2023.

“We are delighted to welcome Professor Wen to the Board of NIO. With his outstanding academic background, combined with his expertise in cloud computing and computational sustainability, and passion for innovative technologies, Professor Wen brings unique perspectives to the Board,” said William Bin Li, founder, chairman of the Board of Directors and chief executive officer of the Company. “We believe that Professor Wen will be an important asset as we continue to innovate and build our proprietary software and hardware technological capabilities. I’m looking forward to working with him to achieve our mission of shaping a joyful lifestyle for our users.”

Professor Yonggang Wen currently serves as a Full Professor and Chair of the School of Computer Science and Engineering at Nanyang Technological University, Singapore. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE, the world’s largest technical professional organization), a Fellow of Singapore Academy of Engineering, and an Association for Computing Machinery Distinguished Member. He also serves as the Director of the Centre for Computational Technologies in Finance, and has been the Associate Vice President at the President’s Office of Nanyang Technological University since April 2023. His career has been marked by pioneering work in applying learning-based techniques to system prototyping and performance optimization for large-scale networked computer systems. He has received numerous awards for his contributions, including the 2020 IEEE Industrial Technical Excellence Award, the 2019 Nanyang Research Award and the 2016 Nanyang Award in Innovation and Entrepreneurship. Professor Wen also has a strong record of leadership in academic and research roles, including serving as the Chair for IEEE ComSoc Multimedia Communication Technical Committee from 2014 to 2016 and the Editor in Chief of IEEE Transactions on Multimedia currently. Professor Wen received his PhD in Electrical Engineering and Computer Science from Massachusetts Institute of Technology in 2008.

Professor Wen resides in Singapore and meets the requirements as prescribed in Rule 210(5)(d) of the Listing Manual of the Singapore Exchange Securities Trading Limited. The appointment of Professor Wen is another testament of the Company’s commitment to upholding the highest standards of corporate governance and compliance with applicable securities laws and regulations.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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